TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

2. Reason for the notification	State Yes/No

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):	Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):	Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	14/11/2007

6. Date on which issuer notified:	19/11/2007

7. Threshold(s) that is/are crossed or reached:	From 4%-5% (L&G)

8. Notified details:

A: Voting rights attached to shares

Situation
Class/type of shares	previous to the		Resulting situation
if possible using	Triggering		after the triggering
the ISIN CODE	transaction (vi)		transaction (vii)
	Number	Number	Number	Number of voting		% of voting
	of	of	of	rights (ix)		rights
	Shares	Voting	shares
Rights
(viii)
			Direct	Direct	Indirect	Direct	Indirect
			—	(x)	(xi)	—	—

Ord GBP0.125	98,170,283	98,170,283	106,419,523	106,419,523		5.04

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

106,419,523	5.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (117,154,106 –
5.55% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and
Indirect) (117,154,106 – 5.55% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM)
(117,154,106 – 5.55% = Total Position)
Legal & General Group Plc (Direct) (L&G) (106,419,523 – 5.04% = LGAS, LGPL &
PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
 (76,906,042-3.64%=PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)
(76,906,042-3.64% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 2,107,931,468
Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Annex Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Cadbury Schweppes plc

Contact address (registered office for legal entities)	25 Berkeley Square London W1J 6HB

Phone number	020 7830 5176

Other useful information (at least legal representative for legal persons)	John Mills

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. function relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned.
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1 (d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and , provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations. The controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights as his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.
vii. If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1 (a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating agreement.
viii. Direct and indirect
ix. In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x. Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR5.2.1)
xii. If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii. date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv. If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.